March 28, 2011

Lawrence I. Rothstein
Director, President, Treasurer, Secretary and Principal Financial Officer
HMG/Courtland Properties, Inc.
1870 S. Bayshore Drive
Coconut Grove, Florida 33133

     Re: **HMG/Courtland Properties, Inc**
            Form 10-K for Fiscal Year Ended
            December 31, 2009
            Filed March 30, 2010
            File No. 001-07865

Dear Mr. Rothstein:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kevin Woody
                Accounting Branch Chief